October 15, 2013

VIA EDGAR AND FACSIMILE

Attention:  Jay Ingram, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Tel:  (202) 551-3397

Fax:  (703) 813-6963

RE:	NanoAntibiotics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 26, 2013
File No. 333-190635

Dear Mr. Ingram:

We are providing the Company’s responses to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated October 2, 2013 regarding the Company’s Amendment No. 1 to its Registration Statement on Form S-1 as filed with the Commission on September 26, 2013 (“Amendment No. 1”). The Company’s responses to the Commission’s letter, provided below, are in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

Prospectus Summary, page 3

COMMENT 1.	We note that in response to comment five of our letter dated September 5, 2013 you have revised your disclosure to state that certain immediate family members of your officers and directors own 50.39% of your outstanding common stock. Please revise your disclosure to also state the aggregate percentage of outstanding stock owned by your officers, directors and immediate family members. According to your disclosure on pages 40 and 41, it appears that such individuals in the aggregate own approximately 90% of the outstanding shares of common stock.

RESPONSE:	We have revised the disclosure throughout Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-190635) (“Amendment No. 2”) to state the aggregate percentage of outstanding stock owned by our officers, directors and immediate family members in response to the Commission’s comment above.

COMMENT 2.	Please revise your disclosure here and elsewhere as appropriate to clarify the exact status of your business, including what you have done so far with respect to your development of the pharmaceutical compounds listed on page three.

Jay Ingram

United States Securities and Exchange Commission

October 15, 2013

We also note conflicting disclosure throughout your prospectus. For example, your disclosure on page three states that your drug candidates have been studied in vitro, your disclosure on pages 24 says that research and development has started and you have engaged a third party vendor for pre-clinical testing, but your disclosure on page 30 says that you have spent $0 on research and development activities. Please explain how you have identified a potential chemical compound and started research and development activities but have not incurred any research and development expense. Please also explain who developed the drug candidates that you plan on developing. In addition, given that you have no employees and no properties aside from a home office, please explain when, and by whom, the in vitro studies were conducted and which specific drug candidates were studied. Be sure you address the viability of your proposed scientific activities in light of the fact that neither of your principals have backgrounds that are representative of the type of knowledge and expertise that is required to bring success to your aspirations.

RESPONSE:	We respectfully advise the Commission that the pharmaceutical compounds related to the efflux pump blockers, related data and in- vitro studies to which we refer to in the referenced sections, originated at Kard Scientific, Inc. (“Kard”), a preclinical contract research organization founded by our President Rajah Menon in 2002. Kard provides life science services to companies in and around Boston, MA, and Mr. Menon is its principal shareholder. The concept for the pharmaceutical compounds we reference on page 3 of Amendment No. 1 was conceived by Mr. Menon after reading literature about efflux pump research ongoing at universities. At the instruction of Mr. Menon, compounds were composed and formulated by researchers at Kard who then conducted in-vitro studies. Mr. Menon then approached Mr. Ehrlich to join him in founding the Company.

After review of the Commission’s comments herein, Kard and Mr. Menon have assigned all their rights, formulations, and all studies and data related to efflux pump antibiotics to the Company, and the Company has attached such assignment to Amendment No. 2 as Exhibit 10.3.

Therefore, in response to the Commission’s comment above, we have revised our disclosure in Amendment No. 2 to clarify that from the Company’s inception to June 30, 2013, the Company spent $0 on research and development activities, however prior to the Company’s incorporation, research on efflux pump blockers and in-vitro studies were performed at Kard, a company founded by Mr. Menon and of which Mr. Menon is its principal shareholder.

Jay Ingram

United States Securities and Exchange Commission

October 15, 2013

The Company has also revised its disclosure in the Prospectus Summary and Description of Business sections to clarify that the pharmaceutical compounds related to the efflux pump blockers, related data, and the in-vitro studies to which we refer to in the referenced sections, originated at Kard, and that Kard has subsequently assigned all of its rights, formulations, and all studies and data related to efflux pump antibiotics to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

COMMENT 3.	We note that you have engaged S&T Global, Inc. to conduct pre-clinical testing. Please file any agreement with S&T Global, Inc. as an exhibit to the registration statement or tell us why you believe any such agreement is not required to be filed. See Item 601(b)(10)(ii) of Regulation S-K.

RESPONSE:	We respectfully submit to the Commission that we do not have any material agreements not made in the ordinary course of business with S&T Global, Inc. (“S&T”). The only agreements that the Company has with S&T are (i) a standard non-disclosure agreement, which we executed with S&T in the ordinary course of business on July 10, 2013 and (ii) an oral agreement made in the ordinary course of business to pay S&T Global, Inc. on an hourly basis for work performed, which is ordinary for this type of vendor in our industry. We have not entered into any material definitive written agreement with S&T since we first want to see how their work progresses. We have expanded our disclosure in Amendment No. 2 by disclosing this and by disclosing that either party may terminate the relationship at any time and that as of the date of the filing of Amendment No. 2, we incurred $9,600 in such costs for the months of July through September 30, 2013.

Description of Business, page 26

COMMENT 4.	We note your response to comment 10 of our letter dated September 25, 2013. It does not appear that you have provided us with sources for the various statistics you cite in this section. For example, we do not see sources for the information you cite on page 27 relating to the Joint Commission, the information you cite on page 28 regarding bacteria and acquired resistance genes, and the information on page 29 relating to other bacterial species and data reported by the CDC. In addition, it appears that certain of your disclosure, such as the disclosure under “Bacterial Efflux Pump” on page 28, is directly from internet sources such as Wikipedia or About.com, but you have not attributed the text to such sources. Please revise your disclosure to indicate the sources of the information and provide us with copies of each source, clearly marked to highlight the portion or section that contains the information. Please also remove any hyperlinks to such sources.

Jay Ingram

United States Securities and Exchange Commission

October 15, 2013

RESPONSE:	We have revised the Description of Business section in Amendment No. 2, and we have clearly identified the sources of the information therein in response to the Commission’s comment above. We have also attached hereto as Exhibit A copies of each additional source cited, clearly marked to highlight the portion or section that contains the information. We have also removed all hyperlinks to the sources previously disclosed to the Commission in response to the Commission’s comment.

Management, page 37

COMMENT 5.	In discussing Elliot Ehrlich’s biographical background, please add disclosure indicating that, although you title him as ‘Dr. Ehrlich,” he does not possess a Doctor of Medicine degree.

RESPONSE:	In response to the Commission’s comment above, we have amended Elliot Ehrlich’s biographical background as follows:

“Ehrlich. Elliot Ehrlich has served as the Company’s Chief Executive Officer, Chief Financial Officer, Treasurer, Corporate Secretary and Chairman of the Board since the Company’s inception on April 10, 2013. He attended as a graduate school student Touro College’s Physical Therapy Program from 2006 -2009 and received his degree in 2009 and is a Doctor of Physical Therapy. After graduation, he worked as a physical therapist for private practices as well as for Metropolitan Jewish Health Services from 2009 to 2012. He was responsible for leadership roles as directing patient care, coordinating and communicating with other disciplines, and providing physical treatment to patients. Presently, he is a physical therapist in the State of Florida and is an investor in life science companies. Dr. Elliot Ehrlich, does not possess a Doctor of Medicine degree only that of a Doctor of Physical Therapy.”

Jay Ingram

United States Securities and Exchange Commission

October 15, 2013

We trust this response satisfactorily responds to your request. Should you require further information, please contact Matthew Ogurick, Esq. of K&L Gates LLP at (305) 539-3352.

Sincerely,

/s/ Elliot Ehrlich

Elliot Ehrlich

Chief Executive Officer

cc: Matthew Ogurick, Esq., K&L Gates LLP

Exhibit A

Source 1

Center for Disease Control and Prevention, Emerging Infectious Disease article entitled “Global Spread of Vancomycin-resistant Enterococcus faecium from Distinct Nosocomial Genetic Complex, 2005.

http://wwwnc.cdc.gov/eid/article/11/6/04-1204_article.htm

Volume 11, Number 6—June 2005

Research

Global Spread of Vancomycin-resistant Enterococcus faecium from Distinct Nosocomial Genetic Complex

Rob J.L. Willems* (/eid/article/11/6/04-1204_article.htm #com m ent) , Janetta Top*, Marga van Santen†, D. Ashley Robinson‡, Teresa M. Coque§, Fernando Baquero§, Hajo Grundmann†, and Marc J.M. Bonten*

Author affiliations: *University Medical Center Utrecht, Utrecht, the Netherlands; †National Institute for Public Health and the Environment,

Bilthoven, the Netherlands,; ‡New York Medical College, Valhalla, New York, USA; §Hospital Ramon y Cajal, Madrid, Spain

Abstract

Vancomycin-resistant enterococci (VRE) have caused hospital outbreaks worldwide, and the vancomycin-resistance gene (vanA) has crossed genus boundaries to methicillin-resistant Staphylococcus aureus. Spread of VRE, therefore, represents an immediate threat for patient care and creates a reservoir of mobile resistance genes for other, more virulent pathogens.

Evolutionary genetics, population structure, and geographic distribution of 411 VRE and vancomycin-susceptible Enterococcus faecium isolates, recovered from human and nonhuman sources and community and hospital reservoirs in 5 continents, identified a genetic lineage of E. faecium (complex-17) that has spread globally. This lineage is characterized by 1) ampicillin resistance, 2) a pathogenicity island, and 3) an association with hospital outbreaks. Complex-17 is an example of cumulative evolutionary processes that improved the relative fitness of bacteria in hospital environments. Preventing further spread of this epidemic E. faecium subpopulation is critical, and efforts should focus on the early disclosure of ampicillinresistant complex-17 strains.

The emergence of vancomycin-resistant enterococci (VRE) followed a worst-case scenario for nosocomial pathogens: the first VRE isolates that harbored the vanA transposon were identified in 1987 in Europe (1 (#r1) ,2 (#r2) ), and within 10 years VRE represented >25% of enterococci associated with bloodstream infections in hospitalized patients in the United States (3 (#r3) ).

Enterococci are normal inhabitants of the gastrointestinal tract of humans and animals. Two species cause most enterococcal infections, Enterococcus faecalis and E. faecium. The relative importance of E. faecium as a pathogen has increased with the occurrence of high-level resistance to multiple antimicrobial drugs, such as ampicillin and vancomycin (4 (#r4) ). The rapid increase of vancomycin resistance compromises physicians' ability to treat infections caused by many of these strains because often no other antimicrobial drugs are available. The epidemiology of VRE infection differs between Europe and the United States. In Europe, VRE are frequently isolated from farm animals, which have been associated with the abundant use of avoparcin as a growth promoter in the agricultural industry, until it was banned in 1997 (5 (#r5) ). The reported prevalence of VRE in hospitals has been low, but increasing rates (>10%) in stool and clinical samples were reported recently (6 (#r6) –9 (#r9) ). In the United States, avoparcin was never approved for use in agriculture, and neither were any other glycopeptides; consequently, VRE have not been found in animals or healthy persons. However, nosocomial VRE infection and transmission have occurred much more frequently in the United States. Recent reports have documented, in hospitalized patients, horizontal transfer of the vanA gene from vancomycin-resistant E. faecalis to methicillin-resistant Staphylococcus aureus (MRSA), creating MRSA with high-level resistance to vancomycin (10 (#r10) –13 (#r13) ). Nosocomial spread of VRE may therefore create a reservoir of mobile resistance genes for other, more virulent, nosocomial pathogens. Without extensive control measures, large-scale emergence of vancomycinresistant S. aureus (VRSA) may be the next stage in the global crisis of antimicrobial resistance. The existence of VRE in different ecologic niches complicates the understanding of its epidemiology. Although previous molecular epidemiologic studies on limited numbers of strains suggested host specificity and overrepresentation of certain clones in hospital outbreaks (14 (#r14) ,15 (#r15) ), these studies did not elucidate the patterns of evolutionary descent among VRE. We determined the population structure of 411 VRE and vancomycin-susceptible E. faecium (VSE) isolates by using multilocus sequence typing (MLST), explored the evolutionary origin of epidemic isolates associated with documented hospital outbreaks and other isolates, and assessed the association with ampicillin resistance and the presence of a recently discovered putative pathogenicity island (PAI) in E. faecium (16 (#r16) ).

Source 2

Nikaido, H., “Multidrug Resistance in Bacteria” in Annual Review of Biochemistry, 2009.

Published in final edited form as:

Annu Rev Biochem. 2009; 78: 119–146. doi:10.1146/annurev.biochem.78.082907.145923.

Multidrug Resistance in Bacteria

Hiroshi Nikaido

Department of Molecular and Cell Biology, University of California, Berkeley, California 94720-3202

Abstract

Large amounts of antibiotics used for human therapy, as well as for farm animals and even for fish in aquaculture, resulted in the selection of pathogenic bacteria resistant to multiple drugs. Multidrug resistance in bacteria may be generated by one of two mechanisms. First, these bacteria may accumulate multiple genes, each coding for resistance to a single drug, within a single cell. This accumulation occurs typically on resistance (R) plasmids. Second, multidrug resistance may also occur by the increased expression of genes that code for multidrug efflux pumps, extruding a wide range of drugs. This review discusses our current knowledge on the molecular mechanisms involved in both types of resistance.

INTRODUCTION

The discovery of penicillin in 1928 was followed by the discovery and commercial production of many other antibiotics. We now take for granted that any infectious disease is curable by antibiotic therapy. Antibiotics are manufactured at an estimated scale of about 100,000 tons annually worldwide, and their use had a profound impact on the life of bacteria on earth. More strains of pathogens have become antibiotic resistant, and some have become resistant to many antibiotics and chemotherapeutic agents, the phenomenon of multidrug resistance.

Indeed, some strains have become resistant to practically all of the commonly available agents.

A notorious case is the methicillin-resistant Staphylococcus aureus (MRSA), which is resistant not only to methicillin (which was developed to fight against penicillinase-producing S. aureus) but usually also to aminoglycosides, macrolides, tetracycline, chloramphenicol, and lincosamides. Such strains are also resistant to disinfectants, and MRSA can act as a major source of hospital-acquired infections. An old antibiotic, vancomycin, was resurrected for treatment of MRSA infections. However, transferable resistance to vancomycin is now quite common in Enterococcus and found its way finally to MRSA in 2002, although such strains are still rare (1).

An even more serious threat may be the emergence of gram-negative pathogens that are resistant to essentially all of the available agents (2). Research had time to react against the threat by MRSA. Thus, there are newly developed agents that are active against vancomycinresistant MRSA, such as linezolid and quinupristin/dalfopristin. However, the emergence of “pan-resistant” gram-negative strains, notably those belonging to Pseudomonas aeruginosa and Acinetobacter baumanii, occurred more recently, after most major pharmaceutical companies stopped the development of new antibacterial agents. Hence, there are almost no agents that could be used against these strains, in which an outer membrane barrier of low permeability and an array of efficient multidrug efflux pumps are combined with multitudes of specific resistance mechanisms.

Multidrug resistance in bacteria occurs by the accumulation, on resistance (R) plasmids or transposons, of genes, with each coding for resistance to a specific agent, and/or by the action of multidrug efflux pumps, each of which can pump out more than one drug type.

BIOCHEMICAL MECHANISMS OF RESISTANCE

It is first necessary for us to review briefly the commonly encountered mechanisms of resistance.

Mutational Alteration of the Target Protein

Man-made compounds, such as fluoroquinolones, are unlikely to become inactivated by the enzymatic mechanisms described below. However, bacteria can still become resistant through mutations that make the target protein less susceptible to the agent. Fluoroquinolone resistance is mainly (but not exclusively) due to mutations in the target enzymes, DNA topoisomerases (3). Whether resistance of this type is easily transferred to other cells on plasmids depends on the mode of the drug's action. With fluoroquinolones, which will kill the bacterial cell containing any drug-susceptible enzyme, the addition of the gene coding for a drug-resistant enzyme will not make the bacteria completely resistant, and plasmid-mediated transfer of the mutated target gene is unlikely to occur. Nevertheless, the mutants will become more and more prevalent by clonal selection in the presence of selective pressure.

When high-level streptomycin resistance is selected in Escherichia coli in the laboratory, mutation in one of the ribosomal proteins (RpsL) is usually selected. Again, bringing in this mutant gene on a plasmid will not make the recipient resistant because the drug action on the susceptible ribosome (containing the chromosomally coded intact RpsL) will result in cell death. This type of resistance is almost never found in the streptomycin-resistant E. coli of clinical origin, presumably because resistance caused by the drug modification (see below) is effectively expressed on plasmids. However, ribosomal resistance mutation is often found in the aminoglycoside-resistant clinical strains of Mycobacterium tuberculosis.

Another example of resistance attributable to target modification is that conferred by the erm gene, which is usually plasmid coded and produces the methylation of adenine at position 2058 of the 50S rRNA, causing resistance to macrolides (erythromycin and many others), lincosamide, and streptogramin of group B, the MLS phenotype (4). The molecular basis of this phenotype was elucidated through the crystal structure of 50S ribosomal subunit (5).

Sulfa drugs (synthetic competitors of p-aminobenzoic acids that inhibit dihydropteroate synthetase and trimethoprim, a synthetic inhibitor of dihydrofolate reductase) have been used in combination. They select for drug-resistant mutants of the respective enzymes. In this case, the high-level production of drug-resistant target enzymes from plasmids can make the bacteria resistant, and the resistant genes have spread widely on plasmids (6).

Enzymatic Inactivation of the Drug

This is a common resistance mechanism for antibiotics of natural origin, such as aminoglycosides (kanamycin, tobramycin, and amikacin), which are inactivated by enzymatic phosphorylation [by aminoglycoside phosphoryltransferase (APH)], acetylation [by aminoglycoside acetyltransferase (AAC)], or adenylation (by aminoglycoside adenyltransferase or nucleotidyltransferase), and β-lactams (penicillins, cephalosporins, and carbapenems such as imipenem), which are inactivated by enzymatic hydrolysis by β- lactamases, usually in the periplasm. Genes coding for these inactivating enzymes can easily produce resistance as additional genetic components on plasmids.

Aminoglycosides—Aminoglycosides are inactivated by modifications that reduce the net positive charges on these polycationic antibiotics (7,8). There are now many dozens of aminoglycoside-modifying enzymes known; for example, AAC (3)-II designates an aminoglycoside acetyltransferase acting on position 3 of the substrate and belonging to the second phylogenic grouping among these enzymes (9). It was proposed in 1973 (10) that a major source of antibiotic-inactivating enzymes is the antibiotic-producing microorganisms, which must protect themselves. Indeed APH (3′)-I, a plasmid-coded aminoglycoside phosphorylase, which is present in 46% of the aminoglycoside-resistant gram-negative bacteria, is strongly related to a chromosomally coded enzyme in the producing strain Streptomyces fradiae (9). A similar situation also exists for AAC (3)-II, a plasmid-coded enzyme present in more than 60% of aminoglycoside-resistant gram-negative bacteria examined (9).

After these findings, the pharmaceutical industry developed either semisynthetic or natural aminoglycosides that are not the substrates of common inactivating enzymes. Nevertheless, these drugs are still susceptible to the action of some enzymes, and plasmids found in aminoglycoside-resistant strains in recent years often contain genes coding for several inactivating enzymes (11).

β-Lactams—Only a few years after the introduction of penicillin into clinical practice, S.

aureus developed resistance caused by a β-lactamase coded for it by a plasmid gene. Although this problem was solved by the introduction of methicillin and similar compounds that resist the enzymatic hydrolysis, another enzyme, TEM β-lactamase, was reported in gram-negative bacteria in strains containing multiple-drug-resistant R plasmids that date from 1962 (12). This enzyme became widespread throughout the world, making penicillins with gram-negative activity, such as ampicillin, almost useless. (Methicillin and its relatives are inactive against gram-negative bacteria because they are pumped out efficiently by the multidrug efflux pump; see below.) β-Lactamases are classified into several phylogenetic families. Class A includes both the S. aureus and TEM enzymes, whereas Class C represents chromosomally coded enzymes (e.g., AmpC) that are present in many gram-negative bacteria.

These two classes are both similar to serine proteases in their mechanism, whereas Class B enzymes are metalloenzymes that hydrolyze carbapenems efficiently.

In response to the spread of β-lactam resistance, various β-lactams were developed. Although the first-generation cephalosporins, such as cephaloridine and cefazolin, were rapidly hydrolyzed by both TEM and AmpC, both cephamycins (such as cefoxitin) and the thirdgeneration cephalosporins containing an oxyimino side chain (such as cefotaxime) were initially reported to resist both types of enzymes. However, the former was inactive against some gram-negative bacteria such as Enterobacter and Serratia. Although the latter was capable of killing these organisms, their introduction into the clinics was followed by the emergence of resistant strains that over-produced the chromosomal AmpC enzyme. In fact, the AmpC enzymes have very low KM values for these compounds, and the values of Vmax/KM were quite high (13). The AmpC enzyme, however, needs to be induced, and the thirdgeneration cephalosporins were effective against these bacteria simply because they were ineffective inducers of this enzyme. Thus, the third-generation cephalosporins selected for constitutive mutants of ampC. Furthermore, strong expression of plasmid-coded AmpC has been found recently in species that do not express the chromosomally coded ampC.

Bypassing of the Target

Vancomycin, a fermentation product from streptomycetes, has an unusual mode of action. Instead of inhibiting an enzyme, it binds to a substrate, the lipid-linked disaccharidepentapeptide, a precursor of cell wall peptidoglycan. Because of this mechanism, many assumed that it would be impossible to generate resistance against vancomycin. However, vancomycin resistance is now prevalent among enterococci, normal inhabitants of our intestinal tract. Because enterococci are naturally resistant to β-lactams, aminoglycosides, macrolides, and tetracycline, these vancomycin-resistant strains of enterococci become prevalent in a hospital environment, colonize the patients, and cause infections that are difficult to treat. Study of the resistance mechanism showed that the end of the pentapeptide, D-Ala-D-Ala, where vancomycin binds, was replaced in the resistant strain by an ester structure, D Ala-D-lactic acid, which is not bound by vancomycin (160). Production of this altered structure requires the participation of several imported genes.

Preventing Drug Access to Targets

Drug access to the target can be reduced locally. It can be also reduced by an active efflux process. In gram-negative bacteria, the access can be reduced generally by decreasing the influx across the outer membrane barrier.

Local inhibition of drug access—Tet(M) or Tet(S) proteins, produced by plasmid-coded genes in gram-positive bacteria, bind to ribosomes with high affinity and apparently change the ribosomal conformation, thereby preventing the association of tetracyclines to ribosomes (21). Plasmid-coded Qnr proteins, which have become more prevalent in recent years, are thought to protect DNA topoisomerases from (fluoro)quinolones (22).

Drug-specific efflux pumps—Drug resistance owing to active efflux was discovered with the common tetracycline resistance protein TetA in gram-negative bacteria (23), which catalyze a proton-motive-force-dependent outward pumping of a tetracycine-Mg complex (24).

Nonspecific inhibition of drug access—In the laboratory where nutrient-rich medium is used, β-lactams often select for porin-deficient mutants (25). However, the generally decreased outer membrane permeability is somewhat detrimental to the bacterial growth because the nutrient influx is also reduced, and such mutants are not common among clinical specimens. Nevertheless, porin mutants are found in some species of Enterobacteriaceae (Enterobacter aerogenes, Klebsiella pneumoniae) as a means of last resort resistance to the more recent versions of β-lactams that withstand inactivation by common β-lactamases (26). Mutations within the coding sequences of the porin also have been reported, which possibly reduce the permeation rates of bulky β-lactams without affecting those of smaller nutrient molecules (26). The multidrug efflux pumps are discussed below.

ASSEMBLY, MAINTENANCE, AND TRANSFER OF RESISTANCE GENES

R plasmids often contain many resistance genes; they are maintained stably in the host strains of bacteria and are transferred very efficiently to neighboring drug-susceptible cells. How do all these processes occur?

Assembly of Resistance Genes in R Plasmids

We have seen that most drug resistance genes are effective when expressed from plasmids. Remarkably, many such genes are often present on a single R plasmid, so that multidrug resistance can be transferred to a susceptible bacterium in a single conjugation event. When the R plasmids were discovered in Japan in the 1950s, many of them already contained resistance genes for aminoglycosides, tetracycline, chloramphenicol, and sulfonamides.Sequencing of many plasmids has now shown how this clustering occurred.

In the sequence of the early-generation R plasmids, we see that most of the resistance genes are components of transposons, which can deliver the genes to any piece of DNA. This is seen in the plasmid R100 (Figure 1).

Tn21 is a particularly remarkable example of large, complex, multiply composite transposons (31). Interestingly, it contains mercury resistance genes. The sulfonamide resistance and aminoglycoside resistance genes in Tn21 were assembled as described below.

The discovery that many resistance genes in R plasmids contain a unique 59-base 3′-sequence tag led to the discovery of a remarkable apparatus called an integron (32). An integron contains a gene coding for an integrase, which catalyzes the insertion of resistance genes at a predetermined site downstream from a strong promoter (Figure 2). Once integrated, the resistance gene becomes marked by the tag, so that it can easily become integrated into another integron, perhaps containing a different set of resistance genes. In addition to this advantage of high mobility, the resistance genes when inserted into an integron become organized into a single operon, with the same orientation of transcription under a strong promoter supplied by the integron structure. In the example seen in Tn21, the integron already containing a sulfonamide resistance gene sul1 and a truncated version of a multidrug efflux gene qacE has integrated an aminoglycoside resistance gene aadA1 at the specific integration site attI. An integron may contain up to eight resistance genes (33).

In addition, many of these integrons carry enzymatic machinery for transposing the entire integron structure to other places. Furthermore, the integron is usually inserted into a larger transposon such as Tn21, which allows the entire array of the resistance genes to hop between different plasmids and between plasmid and chromosome. It is unclear how the modern integrons evolved, but there is a rather similar mechanism that builds the assembly of many genes in Vibrio cholerae (34).

Recently, many integron structures were found to be associated with a downstream structure called ISCR element, containing a putative transposase gene (35). It apparently functions in an unusual, open-ended transposition event and recruits various resistance genes and delivers them close to the integron structure, resulting in the assembly of yet more resistance genes.

Cell-to-Cell Transfer of R Plasmids

R plasmids are not only stably maintained, but also usually transferred between bacterial cells at a very high efficiency, in many cases approaching 100%. The molecular mechanism of this cell-to-cell transfer has been studied mainly in E. coli and its relatives and in the plasmids of incompatibility group FI (F or sex plasmid), P (RP4), and W. In recent years, the plasmid transfer genes were found to be homologs of the virB genes of Agrobacterium tumefaciens, which transfer a piece of bacterial DNA into a plant nucleus, and several effector protein injection systems of human and animal pathogens (39,40). These systems are now called Type IV Secretion Systems. A specific sequence in the circular, double-stranded DNA of plasmids is recognized, and a single-stranded cut is made by the VirD2/TraI enzyme (Figure 3), with the enzyme protein remaining covalently attached to the 5′-end of the cut strand. This comple is sometimes called a relaxosome, as the nicking of one strand results in the relaxation of supercoiling of the plasmid DNA. The protein-(single-stranded) DNA complex is then exported by the “mating-pair formation” complex, composed of about a dozen different proteins (Figure 4). The export of relaxosomes, rather than protein-free DNA, explains the observation that some Type IV Secretion Systems export pure proteins. Before this happens, however, the leading 5–-end of the exported DNA, with the VirD2/TraI protein attached, must be taken up by an ATPase (VirD4 or TraG). The latter is called a coupling protein because of its role in coupling the export substrate to the export apparatus (Figure 4). Although one of the original strands of the R plasmid DNA is transferred completely into the recipient cells, in the donor cell this strand is replaced by a rolling-circle replication mechanism, so that the complete

R plasmids now exist both in donor and recipient cells. One would suspect that the entry of the DNA of foreign origin would be recognized by the strain-specific restriction endonuclease of the recipient cells. However, the initial DNA piece that enters is single stranded (although the complementary strand will be synthesized soon) and thus may escape this mechanism. In addition, some R plasmids are equipped with functions that antagonize the attack by restriction endonucleases (41).

MULTIDRUG EFFLUX PUMPS

The active efflux of drugs has been known to play a predominant role in the resistance to certain individual drugs, such as tetracycline, as described above. Analysis of S. aureus strains that were resistant to multiple cationic bacteriocides and were causing hospital-acquired infections showed, however, that these strains contained plasmids coding for a multidrug efflux transporter QacA (or QacB), belonging to the Major Facilitator superfamily (MFS) (46), the first multidrug efflux pump identified in bacteria. Since then, multidrug efflux pumps belonging to various families have been discovered, and the contribution of such pumps to multidrug resistance became clear (47,48). Structures and possible mechanisms of these transporters have been reviewed recently (49)

Multidrug Efflux Pumps Belonging to the Major Facilitator Superfamily

MFS is one of the largest families of transporters and contains many important efflux pumps.

MFS Pumps with 14 transmembrane segments—QacA and QacB were the first examples of this class (46). These pumps actively extrude monocationic biocides and dyes, such as benzalkonium chloride, cetyltrimethylammonium bromide, and ethidium bromide, and in addition, QacA pumps out dicationic biocides, such as chlorhexidine and pentamidine isethionate. Each protein contains 14 transmembrane segments (TMSs) with several acidic amino acid residues in the transmembrane region. Comparison of these two protein sequences and site-directed mutagenesis showed that the extrusion of dicationic compounds by QacA, but not by QacB, depended upon the presence of an aspartate residue in the TMS 10.

Source 3

Center for Disease Control and Prevention article entitled “Blood Safety”, 2013.

http://www.cdc.gov/bloodsafety/bbp/diseases_organisms.html

CDC - Diseases and Organisms - Blood Safety

Overview

The U.S. blood supply is safer than it has ever been. However, any bloodborne pathogen has the potential to be transmitted by blood transfusion. Transfusion-transmitted infections (/bloodsafety/tools/investigation-toolkit.html) (TTIs) are infections resulting from the introduction of a pathogen into a person through blood transfusion. A wide variety of organisms, including bacteria, viruses, prions, and parasites can be transmitted through blood transfusions. The use of a standard donor screening questionnaire as well as laboratory tests help to reduce the risk of an infectious organism being transmitted by blood transfusion.

Bacterial contamination of blood products

Bacterial contamination of blood products, especially in platelets that are stored at room temperature, is the most common infectious risk of blood transfusion, occurring in approximately 1 of 2000-3000 platelet transfusions. Transfusion–transmitted sepsis, while less common, can cause severe illness and death. Improved donor screening as well as improved methods of collection, handling, and storing of blood products has decreased bacterial contamination in recent years.

Gram–positive bacteria normally found on the skin, such as Staphylococcus epidermidis or Staphylococcus aureus (/HAI/organisms/staph.html) are the most common bacterial contaminants of blood products. This type of contamination is thought to occur when the bacteria on the skin is passed into the collected blood through the collection needle.

Gram-negative bacteria (/HAI/organisms/gran-negative-bacteria.html) can cause infections including pneumonia, bloodstream infections, wound or surgical site infections, and meningitis. Examples include Acineobacter (/HAI/organisms/organisms.html#a) , Klebsiella (/HAI/organisms/organisms.html#k) , and Escherichia coli (E. coli) (/ecoli/) .

Gram-negative bacteria are resistant to multiple drugs and are increasingly resistant to most available antibiotics. Bacteria, such as Escherichia coli (E. coli), may contaminate the donation when blood is collected from donors who have bacterial infection without symptoms.

Anaplasmosis (/anaplasmosis/)

Anaplasmosis is a tickborne disease caused by the bacterium Anaplasma phagocytophilum. It is transmitted to humans by tick bites primarily from the black-legged tick and the western black-legged tick. Symptoms of anaplasmosis include fever, headache, chills, and muscle aches.

Source 4

Donkor, ES, “Understanding the Pneumococcus: Transmission and Evolution” in Frontiers in Cellular and Infection Microbiology, 2013.

Donkor, ES, Understanding the pneumococcus: transmission and evolution. Front Cell Infect Microbiol. 2013; 3: 7-13.

Abstract

Streptococcus pneumoniae is part of the normal bacterial flora of the narsopharynx, but is also associated with several invasive and non-invasive diseases. Recently, there has been a plethora of research information on the pneumococcus, however, there are few comprehensive review papers discussing the research information. This paper provides a review of the pneumococcus in two vital areas related to its biology including transmission and evolution. Transmission of the pneumococcus is a highly efficient process that usually occurs through respiratory droplets from asymptomatic carriers. Following acquisition, the pneumococcus may only establish in the nasopharynx of the new host, or further progress to sites such as the lungs and cause disease. Pneumococcus transmission risk factors, as well as factors involved in its translocation from the nasophyarnx to diseases sites are still not fully understood. Pneumococcal evolution is dominated by recombination. The recombinational events usually involve genetic exchange with streptococci of the mitis group and some pneumococci are thought to exhibit hyper-recombination.

Introduction

The pneumococcus is one of the most virulent human pathogens and causes a wide range of infections, including invasive and non-invasive diseases. There are about one million new pneumococcal infections every year, majority of which occur among children <5 years, and the organism is responsible for 10–20% of all deaths in this age group. Until about two decade ago, little was known aboutStreptococcus pneumoniae. However, since this time there has been a plethora of research information contributing significantly to our understanding about this very important human pathogen. Unfortunately, there are few recent comprehensive review papers discussing the plethora of research information about the pneumococcus. This paper provides a review of the pneumococcus in two vital areas

S. pneumoniae carriage and diseases

S. pneumoniae is part of the normal bacterial flora of the upper respiratory tract of humans, and is mainly found in the nasopharynx. Carriage of the organism is more prevalent in children than adults; the colonization rate rises from birth until it peaks around the age of 1–2 years, and thereafter an age related decline is observed (Lloyd-Evans et al., 1996; Hussain et al., 2005). S. pneumoniae carriage normally lasts for a couple of weeks, and duration periods of more than 30 weeks are observed (Sleeman et al., 2008). A seasonal carriage trend has also been described, with peak rates occurring during January–March (Gray et al., 1980). Children acquire several different strains over time, and less immunogenic serotypes tend to be carried in the narsopharynx for a much longer period of time than the more immunogenic serotypes (Rosen et al., 1984; Obaro and Adegbola, 2002).

In developing countries, carriage rates are relatively higher especially, in children. In the Gambia, Lloyd-Evans et al. (1996) reported a carriage rate of 80% among children under five years of age, and a lower rate of 20% in adults. In a study by Gratten et al. (1986), it was found that 60% of infants in Papua New Guinea acquiredS. pneumoniae already during the neonatal period, and all infants were colonized within the first 3 months of life (Gratten et al., 1986). Similar high S. pneumoniaecarriage rates in the developing world have been reported in several other countries including Zambia (Frederiksen and Henrichsen, 1988), Pakistan (Mastro et al., 1993), The Philippines (Lankinen et al., 1994), Papua New Guinea (Gratten et al., 1986), and Bangladesh (Granat et al., 2007). In the developed world, S. pneumoniae carriage appears to be lower than rates found in the developing world. Aniasson et al. (1992) reported that in Sweden, only 12% of infants were colonized with S. pneumoniae at 3 months, 30% at 7 months, and 32% at 12–18 months. In the UK, a longitudinal study by Goldblatt et al. (2005) showed an overall prevalence rate of 25%, with carriage rates of 52 and 8% in children under 2 years and adults over 18 years of age, respectively. Labout et al. (2008) studied S. pneumoniae carriage in infants in the Netherlands and observed carriage rates of 8.3% at age 1.5 months, 31.3% at 6 months, and 44.5% at 14 months. The high pneumococcal carriage rates in the developing world appear to provide more opportunities for multiple carriage, as relatively higher multiple carriage rates have also been reported in the developing countries compared to the developing world (Gratten et al., 1994; Obaro et al., 1996; Brugger et al., 2010).

The major diseases caused by S. pneumoniae include pneumonia, meningitis, septicaemia, and otitis media. There are two types of pneumonia, namely, bronchial pneumonia and lobar pneumonia, and S. pneumoniae is a major cause of both types. In an infection of pneumonia, S. pneumoniae stimulates the immune system and causes migration of white blood cells to the lungs. The interaction of white blood cells, proliferating bacteria and excessive fluid define the presence of pneumonia (Tuomanen et al., 1995), which can be detected by a chest X-ray. Bacteraemia and septicaemia can occur in 20–30% of cases with pneumococcal pneumonia (Musher,2004). S. pneumoniae meningitis perhaps has the highest case fatality rate (~40%) among the various pneumococcal infections and up to 50% of survivors suffer from debilitating sequalae such as mental retardation and motor deficiency (Bohr et al.,1984; Leimkugel et al., 2005). The clinical presentations of meningitis caused by S. pneumoniae are similar to other bacterial causes of acute meningitis and include severe headache, photophobia, neck stiffness, and fever. Otitis media is the most common of the pneumococcal diseases. The condition is an inflammation of the middle ear and up to 50% of the cases are caused by S. pneumoniae (Musher, 2004). The major clinical signs of the infection include limited mobility and enlarged tympanic membrane. It is reported that successful treatment with antibiotics can still lead to recurrent otitis media due to proximity of the middle ear to the nasopharynx whereS. pneumoniae resides (Libson et al., 2005). Other S. pneumoniae diseases include conjunctivitis, acute tracheobronchitis, endometritis, peritonitis, endocarditis, arthritis, and osteomyelitis. However, these infections are relatively uncommon.

Transmission of S. pneumoniae

As humans are the main host for S. pneumoniae, successful transmission of S. pneumoniae among humans is crucial for survival of the organism, and without this the pneumococcus is likely to be eliminated. Transmission of S. pneumoniae occurs through respiratory droplets from people with pneumococcal disease or more commonly healthy individuals who carry the organism in the nasopharynx (Bogaert et al., 2004; Sleeman et al., 2005). Little is known about the risk factors of pneumococcal transmission, though certain risk factors including number of siblings and visits to general practitioners for mild upper respiratory disease have been identified (Sleeman et al., 2005). Additionally, higher rates of pneumococcal transmission are known to occur at certain sites including day care centers, military camps, and prisons (Givon-Lavi et al., 2002; Bogaert et al., 2004). Givon-Lavi et al. (2002) compared pneumococcal isolates recovered from children in day care centers with isolates recovered from younger siblings not attending day care by pulsed-field gel electrophoresis. This showed a high level of genetic similarity among isolates from the specific day care center the older sibling was attending and those isolated from younger siblings, which indicate that pneumococcal transmission may be a highly efficient process.

Following acquisition, the pneumococcus may establish in the nasopharynx of the new host, and in most cases this leads to asymptomatic colonization (Sleeman et al., 2008). However, occasionally, the newly acquired pneumococcus moves from the nasopharynx to other parts of the human host such as the lungs where it evades the host defence mechanisms and causes disease (Bogaert et al., 2004). Because asymptomatic carriers far exceed symptomatic individuals, most of the links in the transmission chain of person-to-person are not visible. In contrast, a respiratory disease such as measles is also transmitted person-to-person through the same route as pneumococcus but asymptomatic colonization does not happen, and each link in the transmission chain is evident as disease (Mrozek-Budzyn, 2010). There is evidence that the risk for progression of pneumococcus from asymptomatic colonization to disease seems to be greatest soon after acquisition and a complex interplay of factors are involved (Sleeman et al., 2005). Colonizing pneumococci strains may elicit an immune response that may eliminate them (Obaro and Adegbola, 2002). Additionally, the composition of the microflora of the nasopharynx, which is thought to contain more than 700 diverse species, may support or hinder colonization and invasion by symbiosis and/or competition (Aniasson et al., 1992; Harputluoglu et al., 2005). There are significant differences in the attack rate of different serotypes, where attack rates refer to the incidence of invasive pneumococcal disease per the incidence of pneumococcal acquisition. Pneumococcal serotypes such as 1, 4, 5, and 9A have high attack rates, while serotypes such as 9N, 16F, 20, and 38 have low attack rates; generally, attack rates are higher for serotypes which are carried for short time periods (Sleeman et al., 2005). Phase variation where pneumococcal variants have the same serotype but vary from opaque to transparent colonies, is thought to be important in the progression of S. pneumoniae from carriage to invasive disease (Weiser et al., 1994; Arai et al., 2011). This is because the opaque form has been commonly isolated from patient samples, while the transparent form is adapted to colonization of the nasopharynx. According to Ring et al. (1998), phase variation of the transparent type increases pneumococcal invasion into human brain microvascular endothelial cells as much as six-fold.

Evolution of S. pneumoniae

Evolution of the pneumococcal population is known to be dominated by recombination. Using MLST data, Feil et al. (2000) demonstrated that the rate of recombination in S. pneumoniae was 10 times higher than the rate of mutation, while for Neisseria meningitidis, the rate of mutation was five times higher than the rate of mutation. The high rate of pneumococcal recombination has recently been illustrated by the whole genome sequencing of 240 strains of a single lineage, ST 81 (Croucher et al., 2011a). This showed that over 700 recombinational events had occurred in this pneumococcal lineage and 74% of the genome length had undergone recombination in at least one isolate. Currently, it is unknown whether this observation holds for all pneumococcal lineages or whether certain geographical settings could lead to yet more recombination. In contrast to the frequent pneumococcal recombination, mutation is known to be more important than recombination in evolution of clonal bacteria such as Staphylococcus aureus (Feil et al., 2003). The high rates of pneumococcal recombination may be attributed to the relatively high density of repeat elements in the genome that may facilitate incorporation of foreign DNA into the S. pneumoniaechromosome and contribute to rearranging its structure. Aras et al. (2003) analysed the density of repeats for 51 prokaryotic genomes, and observed that S. pneumoniaehad the greatest density of 1 every 500 bp. Until recently, two types of such repeat elements including BOX and RUPS elements were known to occur in the S. pneumoniae genome. However, a study by Croucher et al. (2011b) identified a third type of repeat element called Streptococcus pneumoniae Rho-independent Terminator-like Element (SPITE). Like the previously known BOX and RUPS repeat elements, SPRITE is thought to contribute to genome evolution of the pneumococcus and is important in termination of transcription (Croucher et al., 2011b). Another factor that contributes to the high S. pneumoniae recombination is the fact that the pan-genome of the organism is open which means that the pan-genome has an infinite size and thus provides a rapid response to diverse environments (Donati et al., 2010). Phylogenetic studies on S. pneumoniae have shown that, the high rates of recombination can result in the elimination of any deep-rooted phylogenetic signal (Feil and Spratt, 2001). However, this does not prevent the formation of distinct pneumococcal lineages or clones but makes such clones relatively unstable compared to several other bacteria (Feil et al., 2003; Donati et al., 2010).

S. pneumoniae interspecies recombination is usually related to genetic exchange with streptococci of the mitis group (Hanage et al., 2009). The mitis group of streptococci currently includes S. pneumoniae and 10 other members: S. oralis, S. mitis, S. infantis, S. sanguis, S. gordonii, S. pseudopneumoniae, S. cristatus, S. oligofermentans, S. parasanguinis, and S. peroris. S. pneumoniae

S. pneumoniae interspecies recombination is usually related to genetic exchange with streptococci of the mitis group (Hanage et al., 2009). The mitis group of streptococci currently includes S. pneumoniae and 10 other members: S. oralis, S. mitis, S. infantis, S. sanguis, S. gordonii, S. pseudopneumoniae, S. cristatus, S. oligofermentans, S. parasanguinis, and S. peroris. S. pneumoniae which is the main pathogen in the group is closely related to S. oralis, and both species are believed to have evolved from a common ancestor (Kilian et al., 2008). Genetic exchange between S. pneumoniae and other mitis streptococci is facilitated by the co-habitation of these organisms in the nasopharynx, as well as the natural transformability of S. pneumoniae (Kilian et al., 2008). Based on sequence analysis of pbp genes, S. mitisand S. oralis have been found to donors of chromosomal DNA to S. pneumoniae in the evolution of mosaic penicillin-binding protein genes (Zerfass et al., 2009). Such mosaic pneumococcal genes from homologous recombination with the mitis group streptococci have also been observed in virulence genes such as lytA, nanA, pspA, and pspC (Johnston et al., 2010). Using MLST data, Hanage et al. (2009) investigated recombination among S. pneumoniae and other mitis group streptococci, and observed a distinct population of S. pneumoniae that exhibit hyper-recombination (Figure (Figure1).1). This pneumococcal sub-population which was the main recipient of genetic material from other mitis group streptococci showed significantly higher levels of resistance for various antibiotics (penicillin, erythromycin, tetracycline, chloramphenicol, and cefotaxime) compared to other pneumococcal sub-populations which did not show evidence of recombination. While the basis of such a pneumococcal population exhibiting hyper-recombination is poorly understood, in terms of genome evolution, it is possible that the population may possess extraordinarily high density of repeat elements (Hoskins et al., 2001; Tettelin et al., 2001). Defects in the DNA mismatch repair system may also contribute to the hyper-recombination of this pneumococcal sub-population (Denamur and Matic, 2006; Hall and Henderson-Begg,2006; Henderson-Begg et al., 2010). Very recently, Croucher et al. (2012) have demonstrated that the location and selective advantage of accessory genome loci may have the greatest mechanistic impact on homologous recombination occurring between lineages of the pneumococcal species. While there is a distinct pneumococcal population that exhibit hyper-recombination, there is no evidence of a pneumococcal population that exhibit hyper-mutation (Henderson-Begg et al., 2010).

Source 5

Glaziou, P., Floyd, K, Raviglione, M., “Global Burden and Epidemiology of Tuberculosis” in Clinics in Chest Medicine, 2009.

Glaziou P, Floyd K, Raviglione M. Global burden and epidemiology of tuberculosis. Clin Chest Med 2009; 30: 621-636.

Global Epidemiology of Tuberculosis

Philippe Glaziou, MD, MPhil1 Dennis Falzon, MD, MSc1 Katherine Floyd, MA, MSc, PhD1

Mario Raviglione, MD1

Abstract With 1.4 million deaths in 2011 and 8.7 million new cases, tuberculosis (TB) disease remains a global scourge. Global targets for reductions in the epidemiological burden of TB have been set for 2015 and 2050 within the context of the Millennium Development Goals (MDGs) and by the Stop TB Partnership. Achieving these targets is the focus of national and international efforts in TB control, and demonstrating whether or not they are achieved is of major importance to guide future and sustainable investments. This paper discusses the methods used to estimate the global burden of TB; estimates of incidence, prevalence, and mortality for 2011, combined with assessment of progress toward the 2015 targets for reductions in these indicators based on trends since 1990 and projections up to 2015; trends in TB notifications and in the implementation of the Stop TB Strategy; and prospects for elimination of TB by 2050.

With 1.4 million deaths resulting from tuberculosis (TB) in 20111 the disease competes with the human immunodeficiency virus (HIV) as the top cause of death from an infectious agent.2 TB still takes a huge toll, especiallyamong the poorest. It is a leading killer among people in the most economically productive age groups and those living with HIV.3 Those who are cured of TB can be left with lifetime sequelae that substantially reduce their quality of life.4 Following neglect of the disease during the 1980s,5,6 the recognition of its substantial burden has kept TB control high on the international public health agenda since the early 1990s. The dramatic effect of the HIV epidemic on numbers of TB cases and deaths in Africa, evidence that short-course chemotherapy is among the most cost-effective of all healthcare interventions, 7,8 and most recently the global concerns about the emergence of multidrug-resistant and extensively drug resistant TB (MDR and XDR-TB) have emphasized the need to address TB more effectively on a global scale.

Global targets for reductions in the epidemiological burden of TB have been set for 2015 and 2050 within the context of theMillenniumDevelopment Goals (MDGs) and separately by the Stop TB Partnership, a global coalition of stakeholders established to coordinate international efforts (►Table 1). The principal MDG target is that the incidence rate should be falling by 2015. The additional targets set by the Stop TB Partnership are that prevalence and death rates should be halved by 2015 compared with their level in 1990, and that TB should be eliminated as a public health problem by 2050, defined as less than one case per million population. Reaching these targets is the focus of national and international efforts in TB control, and the World Health Organization (WHO) has established a Global Task Force on TB Impact Measurement9 to ensure the best possible evaluation of whether or not they are achieved. To reach these goalsWHO recommends the Stop TB strategy10 (►Table 2). The strategy comprises best practices in the diagnosis and treatment of patientswith active TB, approaches to address major epidemiological and system challenges of today, and the promotion of research for innovations. It was launched in 2006 and underpins the Global Plan 2011–2015,10 a comprehensive and budgeted plan to reach the global targets.11–13 Each year, WHO publishes estimates of TB incidence and mortality at global, regional, and national levels, along with an analysis of progress toward achievement of global targets.1 This paper covers the methods used to estimate the global burden of TB; trends in incidence, prevalence, and mortality from 1990 to 2011, with projections up to 2015; progress in the global response to TB, with special attention given to MDR-TB and TB/HIV, and prospects for elimination of TB by 2050.